

SEC   18006287

PUBLIC

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

FACING PAGE

SION SEC
Mail Processing
Section
MAR 01 2018
Washington DC
408

SEC FILE NUMBER
8-68574

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/01/17___ AND ENDING ___12/31/17___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Bexil Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Hanover Square
(No. and Street)

New York   New York   10005
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Thomas O'Malley   212-785-0900
                                                     (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP
(Name — if individual, state last, first, middle name)

1818 Market Street	Philadelphia	Pennsylvania	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

SEC 1410 (06-02)

SEC 1410 (06-02)

2A

OATH OR AFFIRMATION

I, <u>Thomas O'Malley</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Bexil Securities LLC</u>, as of <u>December 31, 2017</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Vice President
Chief Financial Officer
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Account Pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
Bexil Securities LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bexil Securities LLC (a wholly-owned subsidiary of Bexil Corporation) as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Bexil Securities LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Bexil Securities LLC's management. Our responsibility is to express an opinion on Bexil Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bexil Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Bexil Securities LLC's auditor since 2016.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
February 27, 2018

BEXIL SECURITIES LLC
(A Wholly-Owned Subsidiary of Bexil Corporation)

STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash and cash equivalents	$	1,434,450
Investments, at fair value (cost $13,158,228)		13,556,788
Dividends receivable		2,112
Interest receivable		1,371
Prepaid expenses		1,039
Total assets	$	14,995,760

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	13,822
Due to related parties		2,812
Total liabilities		16,634
Commitments and contingencies (Note 5 and 6)		
Member's equity		
Member's capital		10,976,232
Retained earnings		4,002,894
Total member's equity		14,979,126
Total liabilities and member's equity	$	14,995,760

See notes to financial statement.

BEXIL SECURITIES LLC
(A Wholly-Owned Subsidiary of Bexil Corporation)

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2017

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Bexil Securities LLC ("BSLLC" or the "Company") is a Maryland limited liability company. The Company is a single member limited liability company and Bexil Corporation ("Bexil") is its sole member. The Company is registered under the Securities Exchange Act of 1934 ("Exchange Act") as a broker/dealer and is a member of the Financial Industry Regulatory Authority, Inc.. The Company may engage in the following business activities: trading securities for its own account through a proprietary account of introducing brokers agreement ("PAIB") with an unrelated broker-dealer and mutual fund underwriter or sponsor on a best efforts basis.

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are expressed in United States (U.S.) dollars.

Cash and Cash Equivalents
The Company considers all investments in money market funds, short-term investments and other marketable securities maturing ninety days or less that are not held-for-sale in the ordinary course of business as cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Investment Transactions
The Company records investment transactions based on the trade date.

Valuation of Securities
Securities are valued at the last reported sales price on the date of determination in the principal market where such securities are traded or, if not available, at the last reported bid quotation if held long and the last reported ask quotation if sold short in such market.

Fair Value Measurement
Fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses a three level hierarchy for fair value measurements based on the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability based on the best information available under the circumstances. The Company's investment in its entirety is assigned a level based upon the inputs which are significant to the overall valuation. The inputs or methodology used for valuing an asset or liability are not an indication of the risk associated with investing in that asset or liability. The hierarchy of inputs is summarized below.

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities including securities actively traded on a securities exchange.

Level 2 – observable inputs other than quoted prices included in level 1 that are observable for the asset or liability which may include quoted prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.

Level 3 – unobservable inputs for the asset or liability including the Company's own assumptions about the assumption a market participant would use in valuing the asset or liability.

BEXIL SECURITIES LLC
(A Wholly-Owned Subsidiary of Bexil Corporation)

The carrying amounts of cash and cash equivalents, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

Income Taxes
No provision for Federal, state, and local income taxes has been made in the accompanying financial statements, as the individual member of the Company (the "Individual Member") is responsible for its proportionate share of the Company's taxable income. Interest, dividends, and other income realized by the Company from non-U.S. sources and capital gains realized on the sale of securities of non-U.S. issuers may be subject to withholding and other taxes levied by the jurisdiction in which the income or gain is sourced.

The Individual Member recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Individual Member measures the tax benefit as the largest amount of benefit that is more likely than not being realized upon ultimate settlement. The Individual Member is subject to potential examination by taxing authorities in various jurisdictions. The open tax years under potential examination vary by jurisdiction. The Individual Member recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of income. As of December 31, 2017, there was no impact to the financial statements related to accounting for uncertain income tax positions.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could significantly differ from those estimates.

Subsequent Events
Subsequent events after the Statement of Financial Condition date through the date that the financial statements were available for issuance, February 27, 2018, have been evaluated in the preparation of the financial statements.

2. SIGNIFICANT RISK FACTORS

In the normal course of business, the Company may trade securities. These securities may be subject to, but are not limited to, the following risks:

Market Risk
Market risk represents the potential loss from a change in the fair value of the securities.

Credit Risk
Credit risk represents the potential loss if counterparties failed to perform their obligations to the Company. The Company seeks to minimize its exposure to credit risk by conducting transactions with established, reputable financial institutions.

The Company's securities transactions are conducted through Interactive Brokers LLC and Morgan Stanley Smith Barney LLC, pursuant to PAIB and other agreements. The Company is subject to credit risk should a broker be unable to fulfill its obligations.

The Company's cash held at brokers, at times, may exceed the amount insured by the Securities Investor Protection Corporation.

BEXIL SECURITIES LLC
(A Wholly-Owned Subsidiary of Bexil Corporation)

Liquidity Risk
Liquidity risk represents the possibility that the Company may not be able to close its trading positions in times of low trading volume, high volatility, and financial stress at a reasonable price.

Interest Rate Risk
Interest rate risk represents the potential loss from a change in interest rates.

3. INVESTMENTS IN SECURITIES

The following presents the Company's investments in securities in the fair value hierarchy measured at fair value on a recurring basis as of December 31, 2017.

The Company holds 891,969 beneficial interest in shares of Dividend and Income Fund ("DNI"), a publicly-traded affiliate, as of December 31, 2017. DNI retains Bexil Advisers LLC, a subsidiary of Bexil, as its investment manager and certain officers and directors of the Company also serve as officers and or directors of DNI. The investment in DNI represents approximately 8% of the outstanding shares of DNI.

The following is a summary of the inputs used as of December 31, 2017 in valuing the Company's investments:

	Valuation Input			
	Level 1	Level 2	Level 3	Total
Securities of publicly traded affiliate	$ 11,979,142	$ -	$ -	$11,979,142
Equity securities	638,701	-	-	638,701
Certificates of deposit	-	938,945	-	938,945
	$ 12,617,843	$ 938,945	$ -	$13,556,788

There were no transfers between levels during the year ended December 31, 2017.

4. RELATED PARTIES

Certain officers of the Company also serve as officers and/or directors of Bexil, Winmill & Co. Incorporated ("Winco"), Tuxis Corporation ("Tuxis"), Global Self Storage, Inc. ("SELF"), and their affiliates (collectively with Bexil, the "Affiliates"). Pursuant to an arrangement between a professional employer organization ("PEO") and the Affiliates, the PEO provides payroll, benefits, compliance, and related services for concurrently employed employees of the Affiliates in accordance with applicable rules and regulations of the Internal Revenue Service, and in connection therewith Midas Management Corporation ("MMC"), a subsidiary of Winco, acts as a conduit payer of compensation and benefits to Affiliate employees.

Rent expense of jointly used office space and overhead expenses for various jointly used administrative and support functions jointly incurred by the Affiliates are allocated among them. As of December 31, 2017, the Company had a payable of $965 and $1,847 to Bexil and MMC, respectively, for expenses paid on its behalf.

The Company's carrying value in DNI was $11,979,142 at December 31, 2017.

5. REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Exchange Act. The Company must maintain net capital, as defined, of not less than $100,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital, as defined, of not more than 15 to 1.

BEXIL SECURITIES LLC
(A Wholly-Owned Subsidiary of Bexil Corporation)

At December 31, 2017, the Company had net capital, as defined, of $7,168,417, which exceeded its net capital requirement of $100,000 by $7,068,417. The ratio of aggregate indebtedness to net capital was approximately 0.002 to 1.

6. COMMITMENTS

The Company leases office space under a sublease with Winco expiring on September 30, 2018.

7. SUBSEQUENT EVENTS

On January 23, 2018, Bexil accepted a promissory note (the "Note") from the Company for the principal sum of $550,000. The Note is due and payable on January 23, 2028 and interest is payable annually commencing on January 23, 2019 at the per annum rate of 2.59%. The Note, as well as any accrued interest thereon, may be prepaid in part or in full at any time or from time to time without penalty.

On January 26, 2018, pursuant to a non-transferable rights offering by DNI the Company through its participation in the rights offering subscribed for 190,000 shares for a total purchase price of $2,698,000.

BEXIL SECURITIES LLC
(A Wholly-Owned Subsidiary of Bexil Corporation)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

BEXIL SECURITIES LLC
(A Wholly-Owned Subsidiary of Bexil Corporation)